September 11, 2013	W. Crews Lott Tel: +1 214 978 3042 Crews.Lott@bakermckenzie.com

United States Securities and Exchange Commission	Via Edgar

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Susan Block

RE:	Pilgrim’s Pride Corporation
Form 10-K for Fiscal Year Ended December 30, 2012
Filed on February 15, 2013
File No. 001-09273

Ladies and Gentlemen:

On behalf of our client Pilgrim’s Pride Corporation (the “Company”), set forth below are the responses of the Company to the comments contained in the letter of the staff (“Staff”) of the United States Securities and Exchange Commission (“Commission”) to Mr. William W. Lovette, President and Chief Executive Officer of the Company, dated September 6, 2013 regarding the Company’s Form 10-K filed on February 15, 2013. For ease of reference, the comment has been repeated below, with the Company’s response set forth in bold face below the comment. The numbering below corresponds to that used in the Staff’s comment letter.

Signatures, page 110

1.	Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D.(2) and Signatures.

Pursuant to the Staff’s request, in future filings, the Company will include the signature of the Company’s controller or principal accounting officer.

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact either Nicholas White of Pilgrim’s Pride Corporation by telephone at (970) 506-8114 or by facsimile at (970) 336-6167 or me by telephone at (214) 978-3042 or by facsimile at (214) 965-5989.

Sincerely,

/s/ W. Crews Lott

W. Crews Lott

cc:	Fabio Sandri
Nicholas White
Terry Lee